October 10, 2006

Mr. Robert Telewicz
Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:       Gramercy Capital Corp. Form 10-K for the year ended December 31, 2005, File No. 001-32248

Gentlemen:

We are transmitting for filing Gramercy Capital Corp.’s (the “Company”) responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities Exchange Commission (the “Commission”) contained in your letter to Mr. Robert R. Foley of the Company, dated September 11, 2006 (the “September 11 Letter”).

For convenience of reference, each Staff comment contained in the September 11 Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the September 11 Letter, and is followed by the corresponding response of the Company.  We have also provided a courtesy copy of this letter to Wilson K. Lee.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

1.                 We have read your response to comment one. Your response provided more in depth and clear explanations and information regarding your distributions of each period in comparison to the cash flow from operating activities for each respective period.  In future filings, please consider including such discussion in your MD&A.

Response:

The Company supplementally advises the Staff that it will modify its disclosures and discussion of cash flow from operating and investing activities in its future filings.

Funds from operations, page 49

2.                 We have read your response to comment two.  You state that you exclude the gains and losses from debt restructurings because they are non-recurring items and not considered to be a normal part of the Company’s business.  Your response does not provide persuasive evidence that the substantive nature of such gains and losses from debt restructurings would be non-recurring.  Demonstrate the usefulness in adjusting for gains and losses from debt restructurings.  Reference is made to Question 8 and 9 of the Frequently Asked Questions Regarding the use of Non-GAAP Measures issued by the Commission.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that it utilizes the definition of funds from operations (“FFO”) as promulgated in the revised White Paper on FFO approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), and the Company believes its use conforms with the guidance provided by the Commission in Item 10(e) of Regulation S-K regarding the use of non-GAAP financial measures such as FFO.  The same definition is used in connection with determining the incentive fee due to the Company’s external advisor, GKK Manager LLC.   Management believes this definition is consistent with the Company’s business plan and the Commission’s guidance because:

a.                  The Company’s primary business is as a direct originator of loans against commercial real estate properties.  In underwriting property value, evaluating credit risk, and structuring its loans, the Company underwrites to zero expected defaults and zero expected loss.  Troubled debt restructurings are not part of the Company’s business plan.

b.                 The Company has had no loan defaults, losses, or restructurings since its initial public offering in August 2004.

c.                  The Company’s business plan and operating results confirm management’s contention that gains or losses from debt restructurings are non-recurring.

Management believes gains or losses from troubled debt restructurings will be infrequent, that investors would correctly expect clear disclosure of such events should they occur, and that the earnings base on which performance-based incentive fees earned by GKK Manager LLC are calculated should properly exclude such amounts. As such, the Company believes the current definition and usage of FFO is consistent with the Company’s business and results of operations.

Should you require additional information, or if you have questions about the contents of this letter, please call me at 212-297-1002.

Very truly yours,

/s/ Robert R. Foley
Robert R. Foley
Chief Financial Officer

cc:	Wilson K. Lee,
Securities and Exchange Commission